BuildClub, Inc.



ANNUAL REPORT

66 W Flagler Street, Suite 900,

Miami, CA 33130

(213) 355-7377

https://www.buildclub.com/

This Annual Report is dated April 28, 2025.

BUSINESS

Company Overview

BuildClub, Inc. is a pioneering retail pricing and data analytics company focused on bringing real-time pricing transparency and competitive intelligence to both consumers and businesses. Our technology scans millions of products across thousands of retail stores daily, providing actionable insights to users through our innovative browser extension and other digital tools.

The Company was originally founded as an on demand service for building materials delivering nationwide. The company scaled rapidly with millions of dollars in sales, delivering over 200,000 items. However, as the startup capital markets changed post Covid, the company recognized there was greater value in marketing its technology that enabled the successful rapid delivery service, rather than delivering the items themselves. Thus, through 2024 the company pivoted to become a retail pricing and data analytics company.

Starting in the $250 billion home improvement market, we serve consumers, contractors, and independent retailers, helping them make smarter purchasing decisions and optimize pricing strategies. BuildClub's scalable technology is poised to expand into other retail sectors such as auto parts, apparel, and groceries, unlocking significant opportunities for growth and value creation.

Business Model

BuildClub generates revenue through a diverse mix of affiliate commissions, subscription services, data licensing, and advertising:

– Affiliate Commissions: Earned when consumers purchase through our platform from partners like Amazon, Home Depot, and Lowe's.

– Subscription Services: Retailers and contractors pay for advanced pricing analytics and tools, such as PriceFinder Pro for wholesale platforms like Orgill and AceNet.

– Data Licensing: Bulk data access and API integrations sold to hedge funds, retailers, and consultants.

– Advertising Revenue: Brands and retailers pay to feature their products within BuildClub's interface.

Corporate Structure

BuildClub, Inc. is a Delaware corporation, originally organized as Collar.Tech, Inc., on August 29, 2016. The company underwent name changes to AI Motion, Inc. on May 25, 2018, and to BuildClub, Inc. on January 7, 2021. BuildClub wholly owns a subsidiary, GSC Development LLC, which supports the company's operations.

Intellectual Property

BuildClub holds one granted patent and has five additional provisional patent applications filed. These patents cover innovative technologies related to pricing intelligence, AI-driven data analytics, and retail tools. Stephen Forte, CEO, has signed over all relevant inventions to BuildClub under an intellectual property agreement, securing the company's technological foundation.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $250,000.00

Use of proceeds: Software development, operations

Date: March 30, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $775,000.00

Use of proceeds: Software development, operations

Date: May 07, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $550,000.00

Use of proceeds: Software development, operations

Date: May 09, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: Software development, operations

Date: August 11, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $50,000.00

Use of proceeds: Software development, operations

Date: September 28, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $50,000.00

Use of proceeds: Software development, operations

Date: October 25, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $150,000.00

Use of proceeds: Software development, operations

Date: October 18, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $75,000.00

Use of proceeds: Software development, operations

Date: October 24, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Series A Preferred Stock

Type of security sold: Equity

Final amount sold: $1,929,459.54

Number of Securities Sold: 554,914

Use of proceeds: Marketing, Research & Development, Company Employment, Operations, and Working Capital

Date: January 22, 2025

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $150,000.00

Number of Securities Sold: 75,000

Use of proceeds: Members added to the advisory board

Date: November 17, 2024

Offering exemption relied upon: Section 4(a)(2)

Name: Series A Preferred Stock

Type of security sold: Equity

Final amount sold: $220,000.00

Number of Securities Sold: 38,196

Use of proceeds: General Operations

Date: March 24, 2024

Offering exemption relied upon: Section 4(a)(2)

Name: Series A Preferred Stock

Type of security sold: Equity

Final amount sold: $42,285.00

Number of Securities Sold: 14,095

Use of proceeds: N/a

Date: January 22, 2025

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

In 2024, the Company fully transitioned its primary focus to the creation and sale of software and digital tools for the building materials industry, spending the year developing new software products like a browser extension, deal site, and price comparison tool. This strategic pivot from a logistics-driven service model to a digital-first platform involved phasing out the physical delivery service. Consequently, net revenue decreased significantly from $1,365,031 in 2023 to $119,998 in 2024. While this transition reduced short-term revenue compared to prior physical operations, it positions the company for stronger scalability, higher margins, and recurring revenue through digital subscriptions, software licensing, data analytics, and affiliate partnerships.

Cost of Sales

Consistent with the shift away from physical product sales and the reduction in revenue, the cost of goods sold decreased dramatically from $1,187,109 in 2023 to $64,846 in 2024. This reduction reflects the lower costs associated with delivering digital products compared to physical materials.

Gross Margins

The company's gross profit was $55,152 in 2024, compared to $177,922 in 2023. The gross margin percentage increased significantly in 2024, rising to approximately 46% ($55,152 / $119,998) from about 13% ($177,922 / $1,365,031) in 2023. This improvement reflects the higher margin nature of software and digital products compared to the sale of hardware products. The company expects gross margins to strengthen further as digital product sales grow.

Expenses

The net loss for 2024 was $1,399,990, compared to a net loss of $1,553,085 in 2023. This represents a reduction in losses of approximately 10%. The decrease is primarily due to significantly lower cost of goods sold and reduced sales and marketing expenses ($65,663 in 2024 vs $106,243 in 2023), reflecting the scaling back of the direct material delivery business and a focus on more efficient software operations. While personnel costs also decreased, general and administrative expenses remained relatively high, and the company recorded an impairment charge on intangible assets ($149,550) and incurred costs related to software development. The company anticipates further improvements as it fully realizes the benefits of its software-focused model.

Historical results and cash flows:

As a growing technology company, BuildClub will continue to raise capital in the near future to support product development, growth initiatives, and expansion into new markets. In 2024, the Company fully completed its pivot from a logistics and delivery-based business model to a software-focused enterprise, centered around AI-powered pricing intelligence and big data analytics.

Following the strategic decision made in late 2022, BuildClub has continued to operate without owning any delivery assets. All deliveries remain fully outsourced, allowing the Company to operate with greater agility and lower overhead. During 2024, BuildClub made no further investments in physical infrastructure or hard assets.

The Company’s capital expenditures are now directed almost entirely toward software development, data acquisition, and AI infrastructure. This includes the launch of several digital products such as its consumer and commercial browser extensions, the competitive deal site, and new backend pricing analytics platforms. These products represent scalable revenue streams that require minimal capital expense compared to physical logistics.

Looking ahead, BuildClub plans to continue investing in its technology and software teams while minimizing fixed operational costs. Future capital raised will be directed primarily toward talent acquisition, cloud infrastructure, and sales and marketing to accelerate adoption of its SaaS products and data licensing services.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $375,126.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA

Amount Owed: $47,341.00

Interest Rate: 3.75%

Maturity Date: May 22, 2050

Creditor: Various Shareholders

Amount Owed: $40,897.00

Interest Rate: 0.0%

These shareholder loans are non-interest bearing and carry no fixed repayment schedule. They are callable by the lender at any time, providing flexible capital support for the Company's operations.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Stephen Forte

Stephen Forte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Chief Executive Officer, and sole member of the Board of Directors

Dates of Service: August, 2016 - Present

Responsibilities: Stephen is leading the effort. He receives $120,000 in annual salary.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Stephen Forte

Amount and nature of Beneficial ownership: 6,000,000

Percent of class: 52.46

RELATED PARTY TRANSACTIONS

Name of Entity: Various Shareholders

Relationship to Company: Shareholders

Nature / amount of interest in the transaction: These shareholder loans are non-interest bearing and carry no fixed repayment schedule. They are callable by the lender at any time, providing flexible capital support for the Company's operations.

Material Terms: Amount: $40,897, 0% Interest Rate, Due On-Demand

OUR SECURITIES

The company has authorized Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,019,333 of Series A Preferred Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 9,514,207 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 293,750 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 906,250 shares to be issued pursuant to stock options issued.

Dividend Rights. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis among the holders of the Series A Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Series A Preferred Stock were converted at the then-effective Conversion Rate.

Series A Preferred Stock

The amount of security authorized is 5,000,000 with a total of 1,878,572 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

The total amount outstanding of Series A Preferred Stock does not include 27,604 shares that may be issued in connection with the Company's recently closed Regulation Crowdfunding offering.

Dividend Rights. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis among the holders of the Series A Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Series A Preferred Stock were converted at the then-effective Conversion Rate.

Series A Liquidation Preference. In the event of any Deemed Liquidation Event, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any Distribution to the holders of the Common Stock, by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the Series A Liquidation Preference.

Conversion Rights. Holders of Series A Preferred Stock have certain conversion rights. See exhibit F for additional information.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Series A Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with No Voting Rights The Series A Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits BuildClub, Inc., was formed on August 29th, 2016.

Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. BuildClub, Inc., has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on The BuildClub or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on The BuildClub could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2025.

BuildClub, Inc.

By   /s/ *Stephen Forte*

      Name: <u>BuildClub, Inc.</u>

      Title: Chief Executive Officer, Principal Accounting Officer, and Board Member

---

Exhibit A

FINANCIAL STATEMENTS

BUILDCLUB INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
BuildClub, Inc.
Miami, Florida

Opinion

We have audited the accompanying financial statements of BuildClub, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2024, and 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

The Company's management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 15, 2025
Los Angeles, California

BUILDCLUB, INC.
BALANCE SHEETS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

As of December 31,	**2024**	**2023**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 375,132	$ 245,186
Acccounts Receivable, net	-	5,883
Prepaids and Other Current Assets	80	25,811
Total current assets	**375,212**	**276,880**
Intangible Assets	-	333,406
Total assets	**$ 375,212**	**$ 610,286**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ -	$ 59,666
Credit Cards	45,127	19,029
Due to Related Parties	40,897	-
Current Portion of Loan	2,928	3,352
Accrued Interest	-	11,706
Other Current Liabilities	7,036	25,422
Total current liabilities	**95,988**	**119,175**
Long term debt less current maturities	44,413	42,500
Total liabilities	**$ 140,401**	**$ 161,675**
STOCKHOLDERS' EQUITY		
Common Stock, $0.0001 par, 15,000,000 shares authorized, 8,314,207 and 8,239,207 shares issued and outstanding as of December 31, 2024 and 2023	$ 832	$ 824
Preferred Stock, $0.0001 par, 5,000,000 shares authorized, 1,860,910 and 1,466,630 shares issued and outstanding as of December 31, 2024 and 2023	185	146
Equity Issuance Costs	(142,375)	(83,097)
Additional Paid In Capital	7,706,968	6,461,547
Accumulated Deficit	(7,330,799)	(5,930,809)
Total Stockholders' Equity	**234,811**	**448,611**
Total Liabilities and Stockholders' Equity	**$ 375,212**	**$ 610,286**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 119,998	$ 1,365,031
Cost of Goods Sold	64,846	1,187,109
Gross Profit	**55,152**	**177,922**
Operating Expenses		
Personnel	185,984	312,379
Professional Services	78,386	241,059
General and Administrative	995,330	1,056,442
Sales and Marketing	65,663	106,243
Total Operating Expenses	**1,325,363**	**1,716,123**
Net Operating Loss	**(1,270,211)**	**(1,538,201)**
Interest Expense	(2,725)	(24,500)
Other Income/(Loss)	(127,054)	9,616
Loss before provision for income taxes	**(1,399,990)**	**(1,553,085)**
Benefit/(Provision) for income taxes	-	-
Net Loss	$ **(1,399,990)**	$ **(1,553,085)**

See accompanying notes to financial statements.

BUILDCLUB, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

(USD $ in Dollars, except per share data)	Common Stock		Preferred Stock		Equity Issuance	Additional Paid In	Accumulated	Total Shareholders'
	Shares	Amount	Shares	Amount	Costs	Capital	Deficit	Equity
Balance - December 31, 2022	8,239,207	$ 824	$ -	$ -	$ -	$ 2,670,151	$ (4,372,852)	$ (1,701,877)
Issuance of Stock	-	-	393,595	39	(83,097)	786,797	-	703,739
Owner's Personal Expenses	-	-	-	-	-	-	(4,872)	(4,872)
Convertible Notes Conversion	-	-	1,049,597	105	-	2,226,829	-	2,226,934
SAFE Conversion	-	-	23,438	2	-	74,998	-	75,000
Shareholder Loan Conversion	-	-	-	-	-	382,547	-	382,547
Share-Based Compensation	-	-	-	-	-	320,225	-	320,225
Net loss	-	-	-	-	-	-	(1,553,085)	(1,553,085)
Balance—December 31, 2023	8,239,207	$ 824	1,466,630	$ 146	$ (83,097)	$ 6,461,547	$ (5,930,809)	$ 448,611
Issuance of Stock	75,000	8	394,280	39	(59,278)	1,243,601	-	1,184,370
Share-Based Compensation	-	-	-	-	-	1,820	-	1,820
Net loss	-	-	-	-	-	-	(1,399,990)	(1,399,990)
Balance—December 31, 2024	8,314,207	$ 832	1,860,910	$ 185	$ (142,375)	$ 7,706,968	$ (7,330,799)	$ 234,811

See accompanying notes to financial statements.

BUILDCLUB, INC.

STATEMENTS OF CASH FLOWS

FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,399,990)	$ (1,553,085)
Adjustments to reconcile net loss to net cash used by operating activities:		
Amortization of Intangibles	183,856	227,379
Depreciation of Property	-	5,564
Impairment of Intangibles	149,550	-
Share Based Compensation	1,820	320,226
Changes in operating assets and liabilities:		
Accounts Receivable	5,883	9,885
Inventory	-	900
Prepaids and Other Current Assets	25,731	(10,788)
Due to Related Parties	40,897	-
Accounts Payable	(58,177)	39,286
Credit Cards	26,098	16,866
Other Current Liabilities	(30,091)	(113,997)
Net cash used by operating activities	**(1,054,424)**	**(1,057,764)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of Intangibles, net	-	(174,471)
Sale of Property and Equipment, net	-	53,822
Net cash used in investing activities	**-**	**(120,649)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	1,184,370	703,739
Convertible Note Conversion	-	2,226,934
SAFE Note Conversion	-	75,000
Shareholder Loans Conversion	-	382,547
Proceeds from capital lease, net	-	(69,250)
Borrowing on SAFE	-	(75,000)
Borrowing on Convertible Notes	-	(1,925,000)
Borrowing on Loans	-	(2,928)
Borrowing on Shareholder Loans	-	(382,547)
Net cash provided by financing activities	**1,184,370**	**933,495**
Change in Cash and cash equivalents	**129,946**	**(244,918)**
Cash and cash equivalents—beginning of year	245,186	490,104
Cash and cash equivalents—end of year	**$ 375,132**	**$ 245,186**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 2,725	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

BuildClub, Inc. was incorporated in the state of Delaware on August 29, 2016. The financial statements of BuildClub, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

The Company was originally founded in Silicon Valley as an on-demand supplier of building materials for contractors and homeowners across the United States. While the company successfully launched and operated a physical delivery service, its core technological advantage quickly became clear: its ability to harness AI, big data, and real-time pricing analytics to solve inefficiencies in the building materials industry.

As a result, BuildClub has strategically pivoted from a logistics-driven service model to a digital-first platform focused on software, data, and subscription-based tools. The company now develops and sells innovative digital products—including AI-powered browser extensions, pricing intelligence tools, and retail analytics platforms—that serve both consumers and independent retailers.

While this transition is expected to reduce short-term revenue compared to the prior physical operations, it positions BuildClub for stronger scalability, higher margins, and recurring revenue. The company expects the majority of future revenue to come from digital subscriptions, software licensing, data analytics, and affiliate partnerships.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, the Company's cash and cash equivalents exceeded FDIC insured limits by $106,672, while as of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and December 31, 2023, the Company determined that no reserve was necessary.

Software Development Costs – Internal Use Software

For costs incurred in relation to the development of software for internal use, the Company divides each project into the following phases: (1) preliminary product stage, (2) application development stage, (3) post-implementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. As a result of a substantial decrease in revenue, impairment of intangible assets in the amount of $149,550 was recorded for the year ended December 31, 2024, while no such impairment was recorded for the year ended December 31, 2023.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.
Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at a point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of building materials.

Cost of sales
Costs of sales include hosting fees and other directly related expenses.

Income Taxes
BuildClub, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $65,663 and $106,243, respectively and are included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets refer to prepaid expenses and security deposits, account receivables comprise trade receivables, while account payables consist primarily of trade payables. Credit card liabilities refer to short-term liabilities towards the bank due to credit card usage, while other current liabilities comprise primarily sales tax payable.

4. INTANGIBLE ASSETS

As of December 31, 2024, and December 31, 2023, intangible assets consist of:

As of Year Ended December 31,		2024		2023
Internal-use software	$	1,600,390	$	1,600,390
Intangible Assets, at Cost		1,600,390		1,600,390
Impairment		(149,550)		-
Accumulated amortization		(1,450,840)		(1,266,984)
Intangible Assets, net	$	-	$	333,406

Amortization expenses for intangible assets for the fiscal year ended December 31, 2024, and 2023 were in the amount of $183,856 and $227,379 respectively. During the year ended December 31, 2024, the Company recorded an impairment charge of $149,550.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares designated as common stock with a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 8,314,207 and 8,239,207 common shares have been issued and outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 shares designated as Series A preferred stock with a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 1,860,910 and 1,466,630 Series A preferred shares have been issued and outstanding, respectively.

6.   SHARE-BASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,200,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of three years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Total share-based compensation expenses recognized in the statement of operations were as follows:

As of Year Ended December 31,	2024		2023	
Cost of goods sold	$	-	$	-
General and administrative		1,820		320,226
Total share-based compensation	$	**1,820**	$	**320,226**

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2024	2023
Expected life (years)	10.00	10.00
Risk-free interest rate	4.23%	4.23%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is calculated using a simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Remaining Contract Term
Outstanding at December 31, 2022	650,000	$ 0.98	8.58
Granted	391,250	$ 1.10	-
Exercised	-	$ -	-
Expired/Cancelled	(10,000)	$ (1.10)	-
Outstanding at December 31, 2023	1,031,250	$ 0.98	7.58
Granted	-	$ -	-
Exercised	-	$ -	-
Expired/Cancelled	(125,000)	$ (1.01)	-
Outstanding at December 31, 2024	906,250	$ 0.99	6.50

7. DEBT

Loans

During the years presented, the Company entered into loan agreements. The details of the Company's loans and the terms are as follows:

					As of December 2024			As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 50,000	3.75%	Fiscal year 2020	5-22-2050	2,928	44,413	47,341	3,352	42,500	45,852
Total					$ 2,928	$ 44,413	$ 47,341	$ 3,352	$ 42,500	$ 45,852

The summary of the future maturities is as follows:

As of December 31,	2024
2025	$2,928
2026	2,928
2027	2,928
2028	2,928
2029	2,928
Thereafter	32,701
Total	$47,341

8. RELATED PARTY TRANSACTIONS

The Company entered into various loans with shareholders, resulting in a liability of $40,897 as of December 31, 2024. The loans do not accrue interest and are due on demand.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (415,797)	$ (461,266)
Valuation Allowance	415,797	461,266
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (1,562,123)	$ (1,146,326)
Valuation Allowance	1,562,123	1,146,326
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,259,675. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10.   COMMITMENTS AND CONTINGENCIES

Operating leases

The Company has no long-term leases in place, and all leases are on a short-term basis. Rent expenses were in the amount of $58,614 and $68,760 as of December 31, 2024, and December 31, 2023, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2024, and December 31, 2023.

In 2024, the Company was charged $400,000 by Google for services rendered in a single transaction. The Company is currently in the process of disputing the charge with Google. As of December 31, 2024, no accrual has been made to recognize this charge or any potential liability in the financial statements due to the ongoing dispute with vendor.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through April 15, 2025, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

12.   GOING CONCERN

The Company has a net loss of $1,399,990, an accumulated deficit of $7,330,799 and operating cash flow loss of $1,054,424 and liquid assets in cash of $375,132. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain enough additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Stephen Forte, Principal Executive Officer of BuildClub, Inc., hereby certify that the financial statements of BuildClub, Inc. included in this Report are true and complete in all material respects.

Stephen Forte
Chief Executive Officer, Principal Accounting Officer, and Board Member